Consolidated Annual Financial Statements
For the years ended December 31, 2016 and 2015
(Expressed in Canadian dollars)

FIRST MINING FINANCE CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2016 AND 2015
(Expressed in Canadian dollars unless otherwise noted)

	December 31,	December 31,
	2016	2015

ASSETS

Current
Cash and cash equivalents	$33,157,447	$683,608
Accounts and other receivables (Note 13)	1,372,596	368,502
Prepaid expenditures	449,194	213,512
Marketable securities (Note 14)	5,846,627	8,830
Total current assets	40,825,864	1,274,452

Non-current
Mineral properties (Note 15)	223,462,223	107,592,331
Mineral property investments (Note 16)	4,416,780	-
Property and equipment	670,140	70,437
Reclamation deposit	115,474	115,215
Accounts and other receivables (Note 13)	67,976	138,166
Deferred acquisition costs	-	77,913
Total non-current assets	228,732,593	107,994,062

TOTAL ASSETS	$269,558,457	$109,268,514

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 17)	$769,675	$2,840,492
Loans payable (Note 18)	454,819	1,560,073
Debenture liability	-	307,562
Total current liabilities	1,224,494	4,708,127

Non-current
Debenture liability (Note 19)	2,106,371	-
Total liabilities	3,330,865	4,708,127

SHAREHOLDERS’ EQUITY
Share capital (Note 20)	262,876,204	104,895,131
Warrant and share-based payment reserve (Note 20)	23,941,880	7,717,255
Accumulated other comprehensive income	708,672	2,092,242
Accumulated deficit	(21,299,164)	(10,144,241)
Total shareholders’ equity	266,227,592	104,560,387

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$269,558,457	$109,268,514
Commitments and contingencies (Note 27)
Subsequent events (Note 28)

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MINING FINANCE CORP.
CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Expressed in Canadian dollars unless otherwise noted)

	Year ended December 31,
	2016	2015

EXPENDITURES
Administrative and office	$580,628	$175,970
Depreciation	150,144	6,910
Consultants	115,059	349,254
Exploration and evaluation	102,607	86,221
Investor relations, corporate development and marketing communications	3,075,802	568,813
Professional fees	672,039	476,427
Salaries and directors fees	1,024,768	269,638
Share-based payments (Note 20(d))	5,154,642	1,267,851
Transfer agent and filing fees	189,355	107,400
Travel and accommodation	368,262	178,115
Loss before other items	(11,433,306)	(3,486,599)

Charge related to public company listing (Note 4)	-	(655,130)

Foreign exchange gain (loss)	980,590	(271,659)
Gain on divestiture of subsidiaries (Note 12)	806,714	-
Gain on debt settlement	3,408	99,764
Marketable securities fair value adjustment (Note 14)	(1,071,944)	-
Interest and other expenses	(219,183)	(209,044)
Interest and other income	263,912	7,155
Write-down of mineral properties (Note 15)	(485,114)	(566,544)

Net loss for the year	$(11,154,923)	$(5,082,057)

Other comprehensive (loss) income
Items that may be reclassified to profit or loss:
Reclassification of currency translation adjustment on divestiture of subsidiaries (note 12)	(1,021,847)	1,424,729
Currency translation adjustment	(361,723)	-

Other comprehensive (loss) income	(1,383,570)	1,424,729

Total comprehensive loss for the year	$(12,538,493)	$(3,657,328)

Basic and diluted loss per share	$(0.03)	$(0.05)

Weighted average number of shares outstanding – Basic and Diluted	438,644,487	105,473,169

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MINING FINANCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Expressed in Canadian dollars unless otherwise noted)

	Year ended December 31,
	2016	2015
Cash flows from operating activities
Net loss for the year	$(11,154,923)	$(5,082,057)
Adjustments for:
Depreciation	150,144	6,910
Charge related to public company listing (Note 4)	-	655,130
Unrealized foreign exchange (gain) loss	(1,023,426)	268,181
Gain on divestiture of subsidiaries (Note 12)	(806,714)	-
Marketable securities fair value adjustment (Note 14)	1,071,944	-
Share-based payments (Note 20(d))	5,154,642	1,267,851
Net accrued interest (income) expense	42,699	-
Other miscellaneous	69,305	128,143
Write-down of mineral properties (Note 15)	485,114	566,544
Operating cash flows before movements in working capital	(6,011,215)	(2,189,298)
Changes in non-cash working capital items:
Decrease (increase) in accounts receivable	1,397,223	(106,251)
Increase in prepaid expenditures	(195,678)	(123,655)
(Increase) decrease in accounts payables and accrued liabilities	(2,269,876)	178,139
Total cash used in operating activities	(7,079,546)	(2,241,065)
Cash flows from investing activities
Property and equipment purchases	(456,895)	(8,601)
Mineral property expenditures (Note 15)	(4,052,848)	(1,567,255)
Other receivables or payments recovered	8,886	168,741
Increase (decrease) in deferred acquisition costs	122,913	(77,913)
Purchase of marketable securities	(549,740)	-
Cash expended in acquisitions
Goldrush transaction costs (Note 7)	(101,515)	-
Clifton transaction costs (Note 8)	(221,975)	-
Pitt Gold transaction costs (Note 9)	(48,434)	-
Cameron Gold transaction costs (Note 10)	(151,386)	-
Tamaka transaction costs (Note 11)	(1,504,342)	-
Coastal Gold transaction costs (Note 5)	-	(2,273,541)
Gold Canyon transaction costs (Note 6)	-	(700,041)
PC Gold transaction costs (Note 6)	-	(1,103,261)
Cash paid in Pitt Gold acquisition (Note 9)	(250,000)	-
Cash acquired in acquisitions	14,243,523	247,840
Total cash provided by (used in) investing activities	7,038,187	(5,314,031)
Cash flows from financing activities
Issuance of shares for cash in private placement (Note 20(b))	27,000,000	5,024,965
Cash share issuance costs	(157 193)	(546,385)
Release of restricted cash	-	2,723,750
Cash acquired in reverse takeover, net of transaction costs	-	43,278
Proceeds from exercise of warrants and share options	6,581,962	344,436
(Repayments of) proceeds from loans payable (Note 18)	(467,623)	635,550
Repayment of debenture and interest liability	(414,552)	-
Total cash provided by financing activities	32,542,594	8,225,594
Foreign exchange effect on cash	(27,396)	(26,804)
Change in cash and cash equivalents	32,473,839	643,694
Cash and cash equivalents, beginning	683,608	39,914
Cash and cash equivalents, ending	$33,157,447	$683,608
Supplemental cash flow information (Note 24)

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MINING FINANCE CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(Expressed in Canadian dollars unless otherwise noted)

					Share-	Accumulated
	Number of				based	other
	common	Capital	Shares to	Warrant	payment	comprehensive	Accumulated
	shares	stock	be issued	reserve	reserve	income	deficit	Total

Balance as at December 31, 2014	46,083,730	$9,047,179	$2,723,750	$34,481	$239,935	$667,513	$(5,062,184)	$7,650,674
Shares issued from private placement	12,562,412	5,024,965	-	-	-	-	-	5,024,965
Less: issue costs – cash	-	(546,385)	-	-	-	-	-	(546,385)
Less: issue costs – non-cash	-	(105,946)	-	105,946	-	-	-	-
Conversion of subscription receipts	10,895,000	2,723,750	(2,723,750)	-	-	-	-	-
Shares issued on settlement of debt	2,633,389	823,378	-	-	-	-	-	823,378
Shares of Albion upon RTO (Note 4)	2,692,124	673,031	-	-	-	-	-	673,031
Share-based payments	-	-	-	-	1,267,851	-	-	1,267,851
Shares issued on acquisition of Coastal Gold (Note 5)	27,499,461	14,024,725	-	-	-	-	-	14,024,725
Options issued on acquisition of Coastal Gold Note 5)	-	-	-	-	265,549	-	-	265,549
Shares issued on acquisition of PC Gold (Note 6)	28,575,806	11,430,322	-	-	-	-	-	11,430,322
Options issued on acquisition of PC Gold (Note 6)	-	-	-	-	377,718	-	-	377,718
Warrants issued on acquisition of PC Gold (Note 6)	-	-	-	1,478,683	-	-	-	1,478,683
Shares issued on acquisition of Gold Canyon (Note 6)	161,200,447	61,256,170	-	-	-	-	-	61,256,170
Options issued on acquisition of Gold Canyon Note 6)	-	-	-	-	1,061,683	-	-	1,061,683
Warrants issued on acquisition of Gold Canyon Note 6)	-	-	-	3,084,915	-	-	-	3,084,915
Exercise of options	1,039,090	482,146	-	-	(181,090)	-	-	301,056
Exercise of warrants	108,450	61,796	-	(18,416)	-	-	-	43,380
Loss for the year	-	-	-	-	-	-	(5,082,057)	(5,082,057)
Currency translation adjustment	-	-	-	-	-	1,424,729	-	1,424,729
Balance as at December 31, 2015	293,289,909	$104,895,131	$-	$4,685,609	$3,031,646	$2,092,242	$(10,144,241)	$104,560,387

Shares issued from private placement (Note 20(b))	33,750,000	21,667,853	-	5,174,954	-	-	-	26,842,807
Shares issued on settlement of debt (Note 24)	2,117,509	1 921 927	-	-	-	-	-	1,921,927
Shares issued on acquisition of Goldrush (Note 7)	11,950,223	4,780,089	-	-	-	-	-	4,780,089
Warrants issued on acquisition of PC Gold (Note 6)	-	-	-	153,120	-	-	-	153,120
Shares issued on acquisition of Clifton (Note 8)	48,209,962	19,766,084	-	-	-	-	-	19,766,084
Options issued on acquisition of Clifton (Note 8)	-	-	-	-	528,208	-	-	528,208
Shares issued on acquisition of Pitt Gold (Note 9)	2,535,293	1,749,352	-	-	-	-	-	1,749,352
Shares issued on acquisition of Cameron Gold Note 10)	32,260,836	25,808,669	-	-	-	-	-	25,808,669
Shares issued on acquisition of Tamaka (Note 11)	92,475,689	69,356,767	-	-	-	-	-	69,356,767
Options issued on acquisition of Tamaka (Note 11)	-	-	-	-	2,928,241	-	-	2,928,241
Warrants issued on acquisition of Tamaka (Note 11)	-	-	-	8,633,830	-	-	-	8,633,830
Exercise of options (Note 20(d))	10,923,681	6,609,428	-	-	(3,061,121)	-	-	3,548,307
Exercise of warrants (Note 20(c))	11,926,634	6,320,904	-	(3,287,249)	-	-	-	3,033,655
Share-based payments (Note 20(d))	-	-	-	-	5,154,642	-	-	5,154,642
Loss for the period	-	-	-	-	-	-	(11,154,923)	(11,154,923)
Currency translation adjustment	-	-	-	-	-	(1,383,570)	-	(1,383,570)
Balance as at December 31, 2016	539,439,736	$262,876,204	$-	$15,360,264	$8,581,616	$708,672	$(21,299,164)	$266,227,592

The accompanying notes are an integral part of these consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

1. NATURE OF OPERATIONS

First Mining Finance Corp. (formerly Albion Petroleum Ltd. (“Albion”)) (the “Company” or “First Mining”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on April 4, 2005 and completed its initial public offering as a Capital Pool Company (“CPC”) on September 30, 2005. As a CPC, the Company’s only business had been to identify and evaluate businesses or assets with a view of completing a Qualifying Transaction.

On March 30, 2015, the Company completed the acquisition of all of the issued and outstanding shares of a private company, KCP Minerals Inc. (“KCP”) (formerly Sundance Minerals Ltd. (“Sundance”)) through a reverse takeover arrangement (the “RTO”), constituting its Qualifying Transaction under the applicable policies of the TSX Venture Exchange (“TSXV”). Upon completion of the RTO, the shareholders of KCP obtained control of the consolidated entity. Under the purchase method of accounting, KCP was identified as the acquirer, and accordingly the entity is considered to be a continuation of KCP with the net assets of the Company at the date of the RTO deemed to have been acquired by KCP (Note 4). The 2015 comparative figures in the consolidated financial statements include the results of operations of KCP prior to the RTO date of March 30, 2015.

The Company’s principal activity is the acquisition of high-quality mineral assets and exploration and evaluation of its North American property portfolio. During the year ended December 31, 2015, the Company acquired Coastal Gold Corp. (“Coastal Gold”) on July 7, 2015, Gold Canyon Resources Inc. (“Gold Canyon”) on November 13, 2015, and PC Gold Inc. (“PC Gold”) on November 16, 2015. During the year ended December 31, 2016, the Company completed acquisitions of Goldrush Resources Ltd. (“Goldrush”) on January 7, 2016, Clifton Star Resources Inc. (“Clifton”) on April 8, 2016, the Pitt Gold exploration property from Brionor Resources Inc. (“Brionor”) on April 28, 2016, Cameron Gold Operations Ltd. (”Cameron Gold’’) from Chalice Gold Mines Ltd. (“Chalice”) on June 9, 2016, and Tamaka Gold Corporation (“Tamaka”) on June 16, 2016. On September 26, 2016, the Company completed the divestiture of three Mexican silver exploration properties to Silver One Resources Inc. (“Silver One”). Subsequent to December 31, 2016, the Company announced the acquisitions of mining claims located near Pickle Lake, Ontario and in the Township of Duparquet, Quebec, which are adjacent to two of the Company’s existing properties.

First Mining is a public company which is listed on the TSXV under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the year ended December 31, 2016.

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s Canadian entities. The functional currency of the Company’s non-Canadian subsidiaries is US dollars.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

2. BASIS OF PRESENTATION (continued)

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal material subsidiaries are as follows:

Name	Place of	Ownership
First Mining Finance Corp.	Canada	Parent
Cameron Gold Operations Ltd.	Canada	100%
Coastal Gold Corp.	Canada	100%
Duquesne Gold Mines Inc.	Canada	100%
Gold Canyon Resources Inc.	Canada	100%
Goldlund Resources Inc.	Canada	100%
PC Gold Inc.	Canada	100%
Ridgemont Iron Ore Corp.	Canada	100%
Impulsora de Proyectos Mineros, S.A. de C.V.	Mexico	100%
Minera Teocuitla, S.A. de C.V.	Mexico	100%
Sundance Minerals USA Inc.	USA	100%

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements were approved by the Board of Directors on March 24, 2017.

3. ACCOUNTING POLICIES

These consolidated financial statements have been prepared using the following accounting policies:

Change in Presentation and Functional Currency
These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company’s parent as well as the Company’s Canadian subsidiaries. The functional currency of the Company’s non-Canadian subsidiaries is US dollars.

The functional currency of both the parent company and the Canadian subsidiaries changed from US to Canadian dollars effective July 1, 2015. At that time, this change reflected the Company’s financing and development activities which are predominently in Canadian dollars. Concurrent with the change in functional currency, on July 1, 2015, the Company changed its presentation currency from US dollars to Canadian dollars. The change in presentation currency was consistent with the Company’s business activities and as described above.

In making this change to the Canadian dollar presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”) and has thus applied the change retrospectively.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Mineral Properties
Once the legal right to explore a property has been acquired, costs directly related to exploration and evaluation expenditures (“E&E”) are recognized and capitalized, in addition to the acquisition costs. These direct expenditures include such costs as mineral concession taxes, option payments, wages and salaries, surveying, geological consulting and laboratory, field supplies, travel and administration. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they are incurred.

Interests in mineral properties, held through minority interest in equity investment, are classified as “mineral property investments” and recorded at fair value, with changes in fair value recorded through profit or loss, where the Company does not have the right to explore such mineral properties.

The Company may occasionally enter into option or royalty arrangements, whereby the Company will transfer part of its mineral properties, as consideration, for an agreement by the transferee to meet certain exploration and evaluation expenditures which would have otherwise been undertaken by the Company. The Company does not record any expenditures made by the optionee on its behalf. Any cash consideration received from the agreement is credited against the costs previously capitalized to the mineral interest given up by the Company, with any excess cash accounted for as a gain on disposal. The fair value of net smelter return royalties acquired by the Company will be assessed at least annually or when circumstances dictate.

The Company assesses exploration and evaluation assets for impairment when facts and circumstances suggest that the carrying amount of an asset may exceed its recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to sell and value in use.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as ‘mines under construction’. Exploration and evaluation assets are also tested for impairment before the assets are transferred to development properties.

Impairment of Non-Financial Assets
Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including mineral properties are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly. An impairment loss is charged to profit or loss.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level.

Impairment reviews for exploration and evaluation assets are carried out on a property by property basis, with each property representing a single cash generating unit. An impairment review is undertaken when indicators of impairment arise, but typically when one of the following circumstances apply:

  The right to explore the area has expired or will expire in the near future with no expectation of renewal;
  Exploration and retention costs associated with royalty and concession tax payments are neither planned nor budgeted;
  No commercially viable deposits have been discovered, and the decision had been made to discontinue exploration in the area; and
  Sufficient work has been performed to indicate that the carrying amount of the expenditure carried as an asset will not be fully recovered.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Property and equipment
Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation and, where applicable, the initial estimation of any asset retirement obligation. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Depreciation is recognized in profit or loss on a straight-line basis over the following estimated useful lives:

Buildings	10 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Computer equipment	3 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Business Combinations
Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Under the guidance of IFRS 10 Consolidated Financial Statements, control is established by having power over the acquiree, exposure or rights to variable returns from its involvement with the acquiree, and the ability to use its power over the acquiree to affect the amount of the acquiror’s returns. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date. During the years ended December 31, 2016 and December 31, 2015, the Company’s eight acquisitions (Coastal, Gold Canyon, PC Gold, Goldrush, Clifton, Pitt Gold, Cameron Gold, and Tamaka) were recorded as asset acquisitions given they were not considered to be businesses when applying the guidance within IFRS 3, Business Combinations (“IFRS 3”).

Financial Instruments
All financial instruments are classified into one of the following categories:

(a) Financial assets or financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are initially recognized at fair value based on market prices, with any subsequent fair value gains and losses reflected in net income (loss) for the period in which they arise.

The marketable securities and mineral property investments are classified as FVTPL and are measured at fair value.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Financial Instruments (continued)
(b) Loans and receivables

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue and subsequently carried at amortized cost, using the effective interest rate method, less any allowance for impairment.

Cash and cash equivalents are classified as loans and receivables. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Accounts and other receivables and reclamation deposit are also classified as loans and receivables.

(c) Other financial liabilities

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs and subsequently carried at amortized cost, using the effective interest rate method.

Accounts payable and accrued liabilities, loans payable and debenture liability are classified as other financial liabilities. Accounts payable and accrued liabilities are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers with payments due within the next 12 months. Loans payable and debenture liability are interest bearing promissory notes issued by the Company to another entity or individual that are repayable on demand or over an agreed period of time.

Environmental Reclamation Provision
The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The present value of the estimated costs of legal and constructive obligations required to restore the exploration sites is recognized in the year in which the obligation is incurred. The nature of the reclamation activities includes restoration and re-vegetation of the affected exploration sites.

A reclamation provision generally arises when the environmental disturbance is subject to government laws and regulations. When a liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related exploration properties. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks.

Additional environment disturbances or changes in reclamation costs will be recognized as additions to the corresponding assets and reclamation provision in the year in which they occur.

Income Taxes
Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Income Taxes (continued)
Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting year the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Share Capital
Equity instruments are contracts that give a residual interest in the net assets of the Company. Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Loss per Share
Basic loss per share is calculated by dividing the net loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year, if they are determined to have a dilutive effect. Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted losses per share are the same.

Share-based Payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to the statement of comprehensive loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of comprehensive loss over the remaining vesting period.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Share-based Payments (continued)
Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of comprehensive loss. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in share-based payment reserve, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, together with any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segment.

Critical Judgments in Applying Accounting Policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies with the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Economic Recoverability and Probability of Future Economic Benefits of Mineral Properties
Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geological, technical and economic factors as well as data regarding quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and foreign exchange rates. This process may require complex and difficult geological judgements to interpret data. The Company uses qualified persons (as defined by Canadian Securities Administrators’ National Instrument 43-101) to compile this data.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Critical Judgments in Applying Accounting Policies (Continued)

Determining if an Acquisition is a Business Combination or an Asset Acquisition
With each acquisition, the Company has to determine whether it should be accounted for as a business combination or an asset acquisition. As dictated by IFRS 3, the components of a business must include inputs, processes and outputs. Management has assessed its acquisitions and has concluded that each did not include all the necessary components of a business. As such, they have been recorded as asset acquisitions, being the purchase of mineral properties and/or working capital.

Identifying the Acquirer in an Acquisition
The Company must determine whether it is the acquirer or acquiree in each acquisition. Under IFRS 3, the acquirer is the entity that obtains control of the acquiree in the acquisition. If it is not clear which company is the acquirer, additional information must be considered, such as the combined entity’s relative voting rights, existence of a large minority voting interest, composition of the governing body and senior management, and the terms behind the exchange of equity interests.

Determining Amount and Timing of Reclamation Provision
Reclamation provision represents the present value of estimated future costs for the reclamation of the Company’s mineral properties. These estimates include assumptions as to the future activities, cost of services, timing of the reclamation work to be performed, inflation rates, exchange rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in factors used to estimate the cost and potential changes in regulations or laws governing the reclamation of a mineral property. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available and will assess the impact of new regulations and laws as they are enacted.

Key Sources of Estimation Uncertainty
The preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the Company’s consolidated financial statements. Estimates are reviewed on an ongoing basis and are based on historical experience and other facts and circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairment of Mineral Properties
Expenditures on mineral properties are capitalized. The Company makes estimates and applies judgment about future events and circumstances in determining whether the carrying amount of a mineral property exceeds its recoverable amount.

Deferred income taxes
Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates at the reporting date in effect for the period in which the temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. The recognition of deferred income tax assets is based on the assumption that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Key Sources of Estimation Uncertainty (Continued)

Share-based Payments
Share-based payments are determined using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to the statement of net loss and comprehensive loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility, expected life of the option, risk free interest rates, and forfeiture rates. Changes in these input assumptions can significantly affect the fair value estimate.

Financial assets
The Company makes estimates and assumptions that affect the carrying value of its financial assets. Certain financial assets are designated as fair value through profit and loss, and management needs to determine the fair value based on various estimates and assumptions including equity prices, commodity prices, and other unobservable market data. Changes to these estimates and assumptions could result in the fair value being less than or greater than the amount recorded.

Accounting Standards Issued But Not Yet Applied
The following are accounting standards anticipated to be effective January 1, 2017 or later:

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 has amendments to clarify that the disclosures requirements of IFRS 12 are applicable to interest in entities classified as held for sale except for summarised financial information (paragraph B17 of IFRS 12). The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IAS 7 Statement of Cash Flows
The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The amendments are effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IAS 12 Income Taxes
IAS 12 has amendments to clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value. The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explains in which circumstances taxable profit may include the recovery of some assets for more than their carrying amount. Application of the standard is mandatory for annual periods beginning on or after January 1, 2017. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRS 2 Share-based Payments
The IASB issued amendments to IFRS 2 in relation to classification and measurement of share-based payment transactions. The amendments address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction, the classification of a share-based payment transaction with net settlement features for withholding tax obligations, and the accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity-settled. The amendments are effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

3. ACCOUNTING POLICIES (continued)

Accounting Standards Issued But Not Yet Applied (Continued)

IFRS 9 Financial Instruments
IFRS 9 will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. It also introduces a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers
IFRS 15 will replace IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations on revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. Application of the standard is mandatory for annual periods beginning on or after January 1, 2018, with early application permitted. Currently, no impact on the Company’s consolidated financial statements is expected.

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration
The interpretation clarifies that in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the nonmonetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. The interpretation is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 Leases
IFRS 16 will replace IAS 17 Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Application of the standard is mandatory for annual periods beginning on or after January 1, 2019, with early application permitted. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

4. REVERSE TAKEOVER TRANSACTION

On July 1, 2014, Albion and Sundance entered into an Arrangement Agreement (“Arrangement”), whereby Albion would acquire all of the issued and outstanding shares of Sundance, in exchange for shares of the resulting entity.

On March 11, 2015, Sundance Minerals Ltd. was renamed as KCP Minerals Inc. and on March 30, 2015, Albion Petroleum Ltd. completed the acquisition of all of the issued and outstanding shares of KCP Minerals Inc. on a 1:1 basis, constituting a qualifying transaction under the applicable policies of the TSX Venture Exchange. On the same day, Albion Petroleum Ltd. was renamed as First Mining Finance Corp. Prior to completion of the transaction, Albion consolidated all of its issued and outstanding shares on a four-for-one basis.

In accordance with IFRS 3, the substance of the transaction was a reverse takeover (“RTO”) of a non-operating company. The transaction does not constitute a business combination since Albion does not meet the definition of a business under IFRS 3. As a result, the transaction is accounted for as an asset acquisition with KCP being identified as the acquirer (legal subsidiary) and Albion being treated as the accounting subsidiary (legal parent) with the transaction being measured at the fair value of the equity consideration issued to Albion.

The net assets acquired was the fair value of the net assets of Albion, which on March 30, 2015 was $67,917.

The amount was calculated as follows:

Cash and cash equivalents	$93,294
Accounts receivable	2,624
Accounts payable and accrued liabilities	(28,001)
Net assets acquired	$67,917
Fair value of 2,692,124 shares issued by KCP at $0.25 per share	673,031
Fair value of consideration paid in excess of net assets acquired	605,114
Transaction costs related to acquisition	50,016
Charge related to public company listing	$655,130

5. ACQUISITION OF COASTAL GOLD CORP.

On July 7, 2015, the Company completed the acquisition of all of the outstanding common shares of Coastal Gold Corp. (“Coastal”) on the basis of 0.1625 common share of the Company for each Coastal common share (the “Transaction”). The Transaction was conducted by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario), which resulted in Coastal becoming a wholly-owned subsidiary of the Company.

For accounting purposes, the acquisition of Coastal has been recorded as an asset acquisition as Coastal is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 27,499,461 common shares issued	$14,024,725
Fair value of options issued by the Company	265,549
Transaction costs incurred by the Company	2,273,541
Total consideration paid	$16,563,815

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

5. ACQUISITION OF COASTAL GOLD CORP. (continued)

The fair value of identifiable assets acquired and liabilities assumed from Coastal were as follows:

Cash	$68,933
Receivables and prepaids	98,219
Mineral properties	17,466,287
Equipment	84,340
Accounts payable and accrued liabilities	(1,153,964)
Net identifiable assets acquired	$16,563,815

6. ACQUISITION OF GOLD CANYON RESOURCES INC. AND PC GOLD INC.

On November 13, 2015 the Company completed the acquisition of all of the issued and outstanding common shares of Gold Canyon Resources Inc. (“Gold Canyon”), and on November 16, 2015 all of the issued and outstanding common shares of PC Gold Inc. (“PC Gold”). Under the Agreements, shareholders of Gold Canyon received one common share of the Company for each Gold Canyon share held, in addition to shares in a newly formed spinout company (“Irving Resources Inc.”), which holds certain non-gold exploration assets previously held by Gold Canyon, and is an unrelated entity. Shareholders of PC Gold received 0.2571 common shares of the Company for each PC Gold share. The Transactions were conducted by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) in the case of Gold Canyon, and under the Business Corporations Act (Ontario) in the case of PC Gold, which resulted in both Gold Canyon and PC Gold becoming wholly-owned subsidiaries of the Company.

For accounting purposes, the acquisitions of both Gold Canyon and PC Gold have been recorded as asset acquisitions as neither company is considered to be a business when applying the guidance within IFRS 3.

Gold Canyon

Consideration paid:

Fair value of 161,200,447 common shares issued	$61,256,170
Fair value of options issued by the Company	1,061,683
Fair value of warrants issued by the Company	3,084,915
Transaction costs incurred by the Company	700,041
Total consideration paid	$66,102,809

The fair value of identifiable assets acquired and liabilities assumed from Gold Canyon were as follows:

Cash	$178,592
Receivables and prepaids	162,638
Mineral properties	66,170,491
Accounts payable and accrued liabilities	(408,912)
Net identifiable assets acquired	$66,102,809

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

6. ACQUISITION OF GOLD CANYON RESOURCES INC. AND PC GOLD INC. (continued)

PC Gold

Consideration paid:

Fair value of 28,575,806 common shares issued	$11,430,322
Fair value of options issued by the Company	377,718
Fair value of warrants issued by the Company	1,631,803
Shares issued for debt (1,057,522 shares @ $0.40 per share)	423,009
Transaction costs incurred by the Company	1,103,261
Total consideration paid	$14,966,113

During 2016, Management identified additional replacement broker warrants with a fair value of $153,120 had been issued prior to the acquisition. These replacement broker warrants were fully exercised during 2016.

The fair value of identifiable assets acquired and liabilities assumed from PC Gold were as follows:

Cash	$315
Receivables and prepaids	48,014
Mineral properties	15,308,538
Equipment	3,248
Reclamation deposit	113,325
Accounts payable and accrued liabilities	(199,765)
Debenture liability	(307,562)
Net identifiable assets acquired	$14,966,113

7. ACQUISITION OF GOLDRUSH RESOURCES LTD.

On January 7, 2016, the Company completed the acquisition of all the outstanding common shares of Goldrush Resources Ltd. (“Goldrush”) on the basis of 0.0714 common shares in the capital of First Mining for each Goldrush share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Goldrush Transaction”). The Goldrush Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Goldrush becoming a wholly-owned subsidiary of First Mining. No replacement options or warrants were required as part of the Goldrush Transaction.

For accounting purposes, the acquisition of Goldrush has been recorded as an asset acquisition as Goldrush is not considered to be a business when applying the guidance within IFRS 3 Business Combinations (“IFRS 3”).

Consideration paid:

Fair value of 11,950,223 common shares issued	$4,780,089
Transaction costs incurred by the Company	101,515
Total consideration paid	$4,881,604

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

7. ACQUISITION OF GOLDRUSH RESOURCES LTD. (continued)

The fair value of identifiable assets acquired and liabilities assumed from Goldrush were as follows:

Cash	$3,446,574
Accounts and other receivables	1,077,817
Prepaid expenditures	22,745
Mineral properties	361,894
Accounts payable and accrued liabilities	(27,426)
Net identifiable assets acquired	$4,881,604

8. ACQUISITION OF CLIFTON STAR RESOURCES INC.

On April 8, 2016, the Company completed the acquisition of all the outstanding common shares of Clifton Star Resources Inc. and its subsidiaries (collectively, “Clifton”) on the basis of 1 common share in the capital of First Mining for each Clifton share by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the ”Clifton Transaction”). The Clifton Transaction was conducted by way of a court-approved plan of arrangement, which resulted in Clifton becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Clifton has been recorded as an asset acquisition as Clifton is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 48,209,962 common shares issued	$19,766,084
Fair value of options issued by the Company	528,208
Transaction costs incurred by the Company	221,975
Total consideration paid	$20,516,267

The fair value of identifiable assets acquired from Clifton were as follows:

Cash	$10,756,645
Accounts and other receivables	284,806
Prepaid expenditures	17,259
Equipment	60,153
Mineral properties	4,980,624
Mineral property investments	4,416,780
Identifiable assets acquired	$20,516,267

Clifton has a 100% interest in three properties, the Duquesne, the Joutel, and the Morris gold projects. In addition, Clifton has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd. which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project. All properties are located within the Abitibi Greenstone Belt in Quebec. Due to the early stage of the Joutel and Morris properties, no amounts have been capitalized to mineral properties as at December 31, 2016.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

9. ACQUISITION OF THE PITT GOLD PROPERTY

On April 28, 2016, the Company completed the acquisition of the Pitt Gold Property from Brionor Resources Inc. (“Brionor”). The aggregate purchase price was $2,047,786, satisfied through the issuance of 2,535,293 First Mining common shares to Brionor as well as $250,000 in cash.

For accounting purposes, the acquisition of the Pitt Gold Property has been recorded as an asset acquisition as the Pitt Gold Property is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 2,535,293 common shares issued	$1,749,352
Cash paid	250,000
Transaction costs incurred by the Company	48,434
Total consideration paid	$2,047,786

The fair value of identifiable assets acquired from Brionor were as follows:

Mineral properties	$2,047,786
Identifiable assets acquired	$2,047,786

10. ACQUISITION OF THE CAMERON GOLD PROJECT

On June 9, 2016, the Company completed the acquisition of Cameron Gold Operations Ltd. (”Cameron Gold”), a wholly-owned subsidiary of Chalice Gold Mines Limited (”Chalice”), which owns the Cameron Gold project located in Ontario, in exchange for 32,260,836 common shares of First Mining (the “Cameron Transaction”). The Cameron Transaction resulted in Cameron Gold Operations Ltd. becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the acquisition of Cameron Gold has been recorded as an asset acquisition as Cameron Gold is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 32,260,836 common shares issued	$25,808,669
Transaction costs incurred by the Company	151,386
Total consideration paid	$25,960,055

The fair value of identifiable assets acquired and liabilities assumed from Cameron Gold were as follows:

Accounts and other receivables	$2,632
Equipment	158,231
Mineral properties	25,799,192
Identifiable assets acquired	$25,960,055

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

11. AMALGAMATION WITH TAMAKA GOLD CORPORATION

On June 16, 2016, the Company, through a wholly-owned subsidiary, completed its amalgamation with Tamaka Gold Corp. (“Tamaka”) and received all the outstanding common shares of this privately held mineral exploration company, which owns the Goldlund project located in northwestern Ontario, in exchange for 92,475,689 common shares of First Mining (the “Tamaka Transaction”). The Tamaka Transaction was conducted by way of an amalgamation arrangement, which ultimately resulted in Tamaka becoming a wholly-owned subsidiary of First Mining.

For accounting purposes, the amalgamation with Tamaka has been recorded as an asset acquisition as Tamaka is not considered to be a business when applying the guidance within IFRS 3.

Consideration paid:

Fair value of 92,475,689 common shares issued	$69,356,767
Fair value of options issued by the Company	2,928,241
Fair value of warrants issued by the Company	8,633,830
Transaction costs incurred by the Company	2,643,915
Total consideration paid	$83,562,753

The fair value of identifiable assets acquired and liabilities assumed from Tamaka were as follows:

Cash	$40,304
Accounts and other receivables	991,453
Equipment	77,022
Mineral properties	84,859,301
Accounts payable	(298,956)
Debenture liability (Note 19)	(2,106,371)
Net identifiable assets acquired	$83,562,753

12. DIVESTITURE OF SUBSIDIARIES

On September 26, 2016, the Company completed its divestiture transaction (the “Silver One Transaction”) with Silver One Resources Inc., an exploration company publicly listed on the TSXV, by selling the Company’s 100% wholly owned subsidiary, KCP Minerals Inc., including its interest in the Peñasco Quemado, the La Frazada and the Pluton mineral properties (collectively, the “Properties”), in exchange for six million common shares of Silver One and a 2.5% net smelter return royalty (“NSR”) on the Properties.

The Silver One Transaction resulted in an accounting gain of $806,714 based on the $6,360,000 fair value total proceeds received, less the carrying value of the disposed net assets, including the Properties, of $5,519,756 and other transfer fees of $33,530. The total proceeds represented 6,000,000 common shares at $1.06 per share, being the closing share price on the day the Silver One Transaction completed. The Company did not assign any value to the NSR as it concluded that the risk-adjusted present value of expected proceeds from these cash streams was likely immaterial given the early stage and operational uncertainty of the Properties. The value of the NSR will be reassessed annually or earlier when circumstances dictate.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

12. DIVESTITURE OF SUBSIDIARIES (continued)

The divestiture of subsidiaries resulted in a reclassification of approximately $1.0 million in accumulated other comprehensive income, currency translation adjustment, into foreign exchange gain (loss) in the statements of net loss.

13. ACCOUNTS AND OTHER RECEIVABLES

Category	December 31,	December 31,
	2016	2015
Current
GST receivables	$179,569	$368,502
Quebec mining tax receivables	61,002	-
Other receivables(1)	460,675	-
Nord Prognoz receivable(2)	671,350	-
Total current accounts and other receivables	$1,372,596	$368,502
Non-current
Mexican VAT receivable	67,976	138,166

Total accounts and other receivables	$1,440,572	$506,668

(1)

Current other receivables includes a balance of USD$250,000, which represents the consideration for title transfer of the Goldrush West Africa SARL Rima permit, and is expected to complete prior to June 30, 2017.

(2)

The Nord Prognoz receivable relates to USD$500,000 owing from Nord Prognoz Ltd (“Nord Prognoz”), as the residual consideration payable to Goldrush for the sale of its then wholly-owned subsidiary Goldrush Burkina SARL in 2014. The amount is held in escrow and subject to any deductions for certain liabilities that occurred prior to closing the Goldrush Burkina SARL transaction. Terms of the contract specify that the amount owing will be released from escrow on December 31, 2017.

14. MARKETABLE SECURITIES

All marketable securities owned by the Company are designated as fair value through profit and loss (“FVTPL”), with changes in fair value recorded through profit or loss.

Security	December 31,	December 31,
	2016	2015
Silver One Resources Inc. (TSX.V: SVE) (Note 12)	$5,280,000	$-
Other Marketable Securities	566,627	8,830
Total	$5,846,627	$8,830

During the year ended December 31, 2016, the Company recognized an unrealized loss of $1,071,944 (2015 – $nil) related to the fair value adjustments of its marketable securities.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

15. MINERAL PROPERTIES

As at December 31, 2016 and December 31, 2015, the Company has capitalized the following acquisition, exploration and evaluation costs on its mineral properties:

	Balance December 31, 2015	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance Dec 31, 2016
Hope Brook	$17,543,366	$(45,000)	$38,900	$7,492	$25,718	$19,081	$5,740	$96,931	$-	$-	$-	$17,595,297
Springpole	66,249,495	-	256,992	332,890	663,348	466,532	151,957	1,871,719	-	-	-	68,121,214
Pickle Crow	15,176,626	153,120	122,984	17,215	315,892	32,128	3,457	491,676	-	-	-	15,821,422
Duquesne	-	4,980,624	1,280	-	28,785	6,428	5,902	42,395	-	-	-	5,023,019
Pitt Gold	-	2,047,786	732	-	25,182	-	141	26,055	-	-	-	2,073,841
Cameron Gold	-	25,799,192	3,267	65,414	108,888	20,395	19,547	217,511	-	-	-	26,016,703
Goldlund Gold	-	84,859,301	3,151	71,374	92,629	64,009	12,826	243,989	-	-	-	85,103,290
Canada Total	$98,969,487	$117,795,023	$427,306	$494,385	$1,260,442	$608,573	$199,570	$2,990,276	$-	$-	$-	$219,754,786
Miranda	679,715	-	47,409	21,645	16,468	6,512	9,238	101,272	-	(20,601)	-	760,386
Socorro	587,889	-	105,543	9,636	7,341	11,299	7,416	141,235	-	(17,498)	-	711,626
San Ricardo	634,908	-	146,431	24,013	18,742	17,797	6,525	213,508	-	(18,957)	-	829,459
Peñasco Quemado	2,783,382	-	105,726	6,308	-	-	242	112,276	-	(145,747)	(2,749,911)	-
La Frazada	1,891,699	-	1,845	-	-	-	-	1,845	-	(97,947)	(1,795,597)	-
Pluton	904,292	-	65,882	906	2,277	885	512	70,462	-	(35,518)	(939,236)	-
Others(1)	460,099	-	287,236	12,121	3,985	1,217	5,501	310,060	(53,018)	(14,620)	-	702,521
Mexico Total	$7,941,984	$-	$760,072	$74,629	$48,813	$37,710	$29,434	$950,658	$(53,018)	$(350,888)	$(5,484,744)	$3,003,992
USA	680,860	-	40,977	-	460	-	275	41,712	-	(19,127)	-	703,445
Burkina Faso	-	361,894	-	85,385	5,864	22,290	9,681	123,220	-	-	(485,114)	-
Total	$107,592,331	$118,156,917	$1,228,355	$654,399	$1,315,579	$668,573	$238,960	$4,105,866	$(53,018)	$(370,015)	$(5,969,858)	$223,462,223

	Balance December 31, 2014	Acquisition	Concessions, taxes, and royalties	Wages and salaries	Drilling, exploration, and technical consulting	Assaying, field supplies, and environmental	Travel and other expenditures	Total expenditures	Option payments and expenditures recovered	Currency translation adjustments	Disposal or write-down of mineral properties	Balance December 31, 2015
Hope Brook	$-	$17,466,287	$11,844	$-	$20,323	$32,621	$12,291	$77,079	$-	$-	$-	$17,543,366
Springpole	-	66,170,491	-	34,350	7,611	16,858	20,185	79,004	-	-	-	66,249,495
Pickle Crow	-	15,155,418	-	1,263	19,454	491	-	21,208	-	-	-	15,176,626
Canada Total	$-	$98,792,196	$11,844	$35,613	$47,388	$49,970	$32,476	$177,291	$-	$-	$-	$98,969,487
Miranda	400,339	-	45,863	20,443	78,376	19,086	20,690	184,458	-	94,918	-	679,715
Socorro	308,078	-	103,614	9,787	38,904	33,770	18,009	204,084	-	75,727	-	587,889
San Ricardo	337,470	-	113,640	12,273	39,068	49,681	19,202	233,864	(8,830)	72,404	-	634,908
Peñasco Quemado	2,052,879	-	305,359	1,340	-	-	330	307,029	-	423,474	-	2,783,382
La Frazada	1,580,969	-	1,979	2,203	-	29	1,075	5,286	-	305,444	-	1,891,699
Pluton	675,937	-	107,256	894	53	990	122	109,315	-	119,040	-	904,292
Others(1)	673,912	-	303,796	21,899	388	1,859	2,665	330,607	(131,817)	153,941	(566,544)	460,099
Mexico Total	$6,029,584	$-	$981,507	$68,839	$156,789	$105,415	$62,093	$1,374,643	$(140,647)	$1,244,948	$(566,544)	$7,941,984
USA	533,877	-	40,730	-	982	-	262	41,974	-	105,009	-	680,860
Total	$6,563,461	$98,792,196	$1,034,081	$104,452	$205,159	$155,385	$94,831	$1,593,908	$(140,647)	$1,349,957	$(566,544)	$107,592,331

(1)	Other mineral properties as at December 31, 2016 and December 31, 2015 include the Puertecitos, Los Tamales, Margaritas, Geranio, El Apache, El Roble, Batacosa, Lachatao and Montana Negra.

16. MINERAL PROPERTY INVESTMENTS

Mineral property investments are designated as FVTPL, with changes in fair value recorded through profit or loss.

Category	December 31,	December 31,
	2016	2015
Duparquet gold project	$4,416,780	$-
Total	$4,416,780	$-

The Company, through its subsidiary Clifton, has a 10% equity interest in the shares of Beattie Gold Mines Ltd., 2699681 Canada Ltd., and 2588111 Manitoba Ltd which directly or indirectly own various mining concessions and surface rights, collectively known as the Duparquet gold project.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Category	December 31,	December 31,
	2016	2015
Accounts payable	$560,675	$2,380,489
Other accrued liabilities	209,000	460,003
Total	$769,675	$2,840,492

18. LOANS PAYABLE

During 2013 and 2014, the Company had received cash and issued promissory notes for a total of $549,245 (USD$500,000) to First Majestic Silver Corp. (“First Majestic”), a related party. In January 2015, the Company received cash and issued an additional $635,550 (USD$500,000) promissory note to First Majestic, under similar terms. The promissory notes carry an interest rate of 9% per annum and are repayable 30 days following the date First Majestic demands repayment.

On July 12, 2016, the Company entered into a debt settlement agreement (the “Agreement”) with First Majestic pursuant to which the Company has agreed to settle all of the outstanding promissory notes owed to First Majestic. Under the terms of the Agreement, the Company issued 820,437 common shares to First Majestic to settle $656,354 (US$500,000) of the principal, and the remaining balance of approximately $925,000 (US$705,000), including expected interest accrual up to the end of June 2017, is to be settled in twelve equal monthly cash installments in accordance with the terms of the Agreement. The first of these payments was made at the end of July 2016, and the final payment will be made at the end of June 2017.

As at December 31, 2016, the total principal outstanding was $335,675 (USD$250,000) and interest of $119,144 (USD$88,735) has been accrued (December 31, 2015 - $1,384,000 (USD$1,000,000) and $176,073 (USD$127,220), respectively).

19. DEBENTURE LIABILITY

As part of the amalgamation with Tamaka on June 16, 2016, the Company assumed $2,139,900 in debenture liability previously held by Tamaka, less $33,529 in transaction costs. The debentures were originally granted on August 15, 2014, December 31, 2014, and December 31, 2015, and bear interest at a rate of 10.0% per annum, payable annually (See Note 27). As at December 31, 2016, the Company has paid all interest up to December 31, 2016 pursuant to the debenture agreement. The maturity dates for the debentures are as follows:

-        $2,000,000 due August 15, 2021
-        $38,000 due December 31, 2021
-        $101,900 due December 31, 2022

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

20. SHARE CAPITAL

a)      Authorized

Unlimited number of common shares with no par value.
Unlimited number of preferred shares with no par value.

b)       Issued and Fully Paid

Common shares: 539,439,736 (December 31, 2015 – 293,289,909).
Preferred shares: nil (December 31, 2015 – nil).

On August 5, 2016, the Company completed a non-brokered private placement financing of 33,750,000 units (“Units) at a price of $0.80 per unit to raise gross proceeds of $27,000,000. Net proceeds after transaction cost is $26,842,807. Each Unit consists of one common share of the Company and one-half of a common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at $1.10 for a period of 36 months.

Consideration received from the private placement financing is allocated to the share capital and the warrant reserve accounts using the relative fair value method. As prescribed by this method, the consideration is allocated to the value of share capital and warrant reserve on a pro rata basis. The share capital was valued at the closing share price of the Company on the completion date of the private placement and the warrant reserve was valued using the Black-Scholes option pricing model.

There were a total of 7,332,273 common shares of the Company held in escrow under the Escrow Value Security Agreement dated March 30, 2015, on the completion of the RTO. Under this agreement, 10% of the shares were released immediately and 15% will be released every six months thereafter with the final release being on March 30, 2018. As at December 31, 2016, there were 3,299,524 common shares of the Company in escrow (December 31, 2015 – 5,499,206).

There were a total of 1,369,500 common shares of the Company held in escrow under the CPC Escrow Agreement dated August 2, 2005. At completion of the RTO, 10% of the common shares were released and 15% will be released every six months thereafter with the final release being March 30, 2018. As at December 31, 2016 there were 583,275 common shares of the Company in escrow (December 31, 2015 – 1,027,124).

With the acquisition of Tamaka on June 16, 2016, certain shareholders have deposited the First Mining shares received into escrow. Twenty percent of such escrowed shares will be released from escrow on June 17, 2017, and an additional 20% will be released every six months thereafter, with the final tranche released on June 17, 2019. As at December 31, 2016 there were a total of 29,658,290 shares held in escrow as a result of the Tamaka transaction.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

20. SHARE CAPITAL (continued)

c) Warrants

The Company’s warrants outstanding as at December 31, 2016 and December 31, 2015 and the changes for the years then ended are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	16,783,906	$0.19
Issued – November 16, 2015 (Replacement PC Gold warrants)	520,883	0.20
Issued – June 16, 2016 (Replacement Tamaka warrants)	28,687,018	0.76
Issued – August 5, 2016 (private placement warrants)	16,875,000	1.10
Exercised	(11,926,634)	0.25
Expired	(1,500)	0.40
Balance as at December 31, 2016	50,938,673	$0.80

The following table summarizes information about the warrants as at December 31, 2016:

Exercise Price per	Number of	Weighted Average	Weighted Average
Share of Warrants	Warrants	Exercise Price	Remaining Life
	Outstanding	($ per Share)	(Years)
$ 0.00 – 0.50	13,014,799	$ 0.32	1.99
$ 0.51 – 1.00	21,048,874	0.85	1.46
$ 1.01 – 1.50	16,875,000	1.10	2.59
	50,938,673	$ 0.80	1.97

The Black-Scholes Pricing Model was used to estimate the fair value of the warrants using the following assumptions:

Issue Date	Expected	Risk Free	Dividend	Expected	Weighted
	Warrant Life	Interest Rate	Yield	Volatility	Average Fair
November 13, 2015(1)	2.26	1.03%	nil	104.56%	$0.27
November 16, 2015(2)	2.48	1.03%	nil	104.37%	$0.29
November 16, 2015(2)	3.38	1.03%	nil	98.80%	$0.30
June 16, 2016(3)	1.84	1.00%	nil	70.70%	$0.38
June 16, 2016(3)	2.00	1.00%	nil	68.92%	$0.26
June 16, 2016(3)	5.00	1.38%	nil	71.39%	$0.52
August 5, 2016	3.00	1.15%	nil	71.39%	$0.53

(1)

Originally issued by Gold Canyon. Following the acquisition of Gold Canyon, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have an expiry date of February 15, 2018 in accordance with the Arrangement Agreement.

(2)

Originally issued by PC Gold. Following the acquisition of PC Gold, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have various expiry dates in accordance with the Arrangement Agreement.

(3)

Originally issued by Tamaka. Following the acquisition of Tamaka, the warrants were replaced with First Mining warrants using the transaction share exchange ratio. These warrants have various expiry dates in accordance with the Amalgamation Agreement.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

20. SHARE CAPITAL (continued)

d) Share Options

The Company has adopted a share option plan that allows for the issuance of up to 10% of the issued and outstanding shares as incentive share options to Directors, Officers, employees and certain consultants of the Company. Share options granted under the plan may be subject to vesting provisions as determined by the Board of Directors. All options granted and outstanding are fully vested and exercisable, with the exception of the grants for certain employees in accordance with TSXV regulations. The Company’s share options outstanding as at December 31, 2016 and December 31, 2015 and the changes between are as follows:

	Number	Weighted Average
		Exercise Price
Balance as at December 31, 2015	13,616,504	$0.39
Issued – April 8, 2016 (Replacement Clifton options)	4,150,000	0.95
Issued – June 16, 2016	10,770,000	0.75
Issued – June 16, 2016 (Replacement Tamaka options)	7,517,779	0.44
Issued – September 6, 2016	250,000	0.91
Issued – November 17, 2016	450,000	0.73
Issued – December 5, 2016	50,000	0.91
Options exercised	(10,923,681)	0.32
Options expired	(1,439,985)	0.89
Balance as at December 31, 2016	24,440,617	$0.67

The total share-based payment expense recorded during the year ended December 31, 2016 was $5,154,642 (2015 – $1,267,851).

The following table summarizes information about the share options outstanding as at December 31, 2016:

Exercise Price per	Number of	Weighted Average	Weighted Average
Share of Options	Options	Exercise Price	Remaining Life
	Outstanding	($ per Share)	(Years)
$ 0.00 – 0.50	10,299,383	$ 0.39	2.26
$ 0.51 – 1.00	12,116,234	0.76	4.32
$ 1.01 – 1.50	1,390,000	1.34	1.27
$ 1.51 – 2.00	-	-	-
$ 2.01 – 2.50	635,000	2.18	1.27
	24,440,617	$ 0.67	3.20

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

20. SHARE CAPITAL (continued)

d) Share options (continued)

The Black-Scholes Pricing Model was used to estimate the fair value of the share options using the following assumptions:

Issue Date	Expected	Risk Free	Dividend	Expected	Weighted
	Option Life	Interest	Yield	Volatility	Average Fair
March 30, 2015	5.00	1.38%	nil	87.67%	$0.27
July 27, 2015	5.00	1.50%	nil	89.69%	$0.28
September 9, 2015	5.00	1.50%	nil	91.96%	$0.28
October 27, 2015	5.00	1.50%	nil	91.28%	$0.33
December 30, 2015	5.00	1.50%	nil	90.79%	$0.12
April 8, 2016(1)	2.00	1.00%	nil	66.68%	$0.13
June 16, 2016	5.00	1.38%	nil	71.40%	$0.44
June 16, 2016(2)	1.00	0.85%	nil	87.24%	$0.39
September 6, 2016	5.00	1.38%	nil	70.63%	$0.53
November 17, 2016	5.00	1.45%	nil	69.58%	$0.42
December 5, 2016	5.00	1.45%	Nil	69.90%	$0.53

(1)

Originally issued by Clifton with various exercise prices and expiry dates. Following the acquisition of Clifton the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of April 8, 2018, being two years after the transaction, in accordance with First Mining’s share option plan.

(2)

Originally issued by Tamaka with various exercise prices and expiry dates. Following the acquisition of Tamaka the share options were replaced with First Mining share options using the transaction share exchange ratio. These options have an expiry date of June 16, 2017, being one year after the transaction, in accordance with First Mining’s share option plan.

21. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration and retention of mineral property assets. Geographic segment information of the Company’s non-current assets as at December 31, 2016 and December 31, 2015 are as follows:

Non-current assets	December 31,	December 31, 2015
	2016
Canada	$224,956,454	$99,242,994
Mexico	3,072,694	8,070,208
USA	703,445	680,860
Total	$228,732,593	$107,994,062

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

22. INCOME TAXES

Taxation in the Company and its subsidiaries’ operational jurisdictions is calculated at the rate prevailing in the respective jurisdictions. There is no tax charge arising for the year in Canada, Mexico, or the United States.

The difference between tax expense for the year and the expected income taxes based on the statutory tax rate arises as follows:

	Year ended	Year ended
	December 31, 2016	December 31, 2015
Net loss before income tax	$11,154,923	$5,082,057
Combined statutory income tax rate	26.00%	26.00%
Income tax recovery computed at statutory income tax	2,900,000	1,321,000
Tax effect of:
Permanent differences	(748,000)	(531,000)
Impact from acquisitions	10,867,000	8,892,000
Impact from disposition of subsidiaries	(2,157,000)	-
Difference in tax rates in foreign jurisdictions	64,000	33,000
Changes in estimate and others	288,000	(450,000)
Changes in unrecognized deferred tax assets	(11,214,000)	(9,265,000)
	$-	$-

For the 2016 taxation year, the Canadian Federal and British Columbia provincial corporate tax rate remained at 15.00% and 11.00%, respectively. The federal statutory rate applicable for the 2016 taxation year remained at 30.00% for Mexico and 34.00% for the United States.

Deferred tax assets and liabilities are offset if they relate to the same taxable entity and same taxation authority. Future potential tax deductions that do not offset deferred tax liabilities are considered to be deferred tax assets. No deferred tax asset has been recognized in respect to the deferred tax asset losses and temporary differences below, as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

	Year ended	Year ended
	December 31,	December 31,
Deferred income tax assets	2016	2015
Losses carried forward	$22,585,000	$11,501,000
Investment tax credits	674,000	-
Undeducted financing costs and others	148,000	138,000
Others	(58,000)	18,000
Mineral properties	(239,000)	239,000
Unrecognized deferred tax assets	(23,110,000)	(11,896,000)
Total unrecognized deferred tax assets	$-	$-

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

22. INCOME TAXES (continued)

At December 31, 2016, the Company has non-capital losses (“NCL’s”) of $80,845,000 (2015 - $40,253,000), which may be applied against future year’s taxable income in Canada. The NCL’s expire as follows:

Year of Expiry	Available Loss
Carryforward
2025	$1,108,000
2026	3,371,000
2027	5,055,000
2028	3,782,000
2029	6,377,000
2030	10,389,000
2031	13,253,000
2032	13,849,000
2033	9,191,000
2034	3,801,000
2035	4,551,000
2036	6,118,000
Total	$80,845,000

23. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them. The Company incurred the following expenditures during the years ended December 31, 2016 and 2015:

Service or Item	Year ended December 31,
	2016	2015
Administration and office	$192,813	$102,302
Total	$192,813	$102,302

Administration and office expenses include amounts paid to First Majestic Silver Corp. (“First Majestic”), a company with two Directors in common, which provides office space and some administrative services to the Company.

As at December 31, 2016, included in accounts payable is an amount of $20,141 (December 31, 2015 - $40,492) due to the Chief Executive Officer. Included in current liabilities is an amount of $454,819 (December 31, 2015 - $1,560,073) due to First Majestic relating to the outstanding loans payable (Note 18), as well as $1,487 (December 31, 2015 - $15,000) due to First Majestic for administration and office expenses.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

23. RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation

Key management includes the Officers and Directors of the Company. The compensation paid or payable to key management for services during the years ended December 31, 2016 and 2015 are as follows:

Service or Item	Year ended December 31,
	2016	2015
Directors’ fees	$121,000	$-
Salaries and consultants’ fees	714,606	380,464
Share-based payments (non-cash)	4,309,634	949,408
Total	$5,145,240	$1,329,872

24. SUPPLEMENTAL CASH FLOW INFORMATION

During the year ended December 31, 2016, significant non-cash investing and financing transactions were as follows:

•	11,950,223 shares issued as part of the acquisition of Goldrush (Note 7);
•	48,209,962 shares issued as part of the acquisition of Clifton (Note 8);
•	2,535,293 shares issued as part of the acquisition of the Pitt Gold Property (Note 9);
•	32,260,836 shares issued as part of the acquisition of Cameron Gold (Note 10);
•	92,475,689 shares issued as part of the acquisition of Tamaka (Note 11);
•	Issued 323,076 shares for the settlement of $126,000 accounts payable previously held by PC Gold;
•	Issued 973,996 shares for the settlement of $1,139,573 Tamaka transaction costs;
•	Issued 820,437 shares for the settlement of $656,354 debt owed to First Majestic; and
•	Paid or accrued $nil for income taxes.

During the year ended December 31, 2015, the significant non-cash investing and financing transactions were as follows:

•	10,895,000 subscription receipts were converted into common shares with a value of $2,723,750;
•	Issued 1,533,185 shares for settlement of $479,410 in debt;
•	2,692,124 shares issued as part of the RTO transaction with Albion and Sundance (see Note 4);
•	27,499,461 shares issued as part of the acquisition of Coastal (see Note 5);
•	161,200,447 shares issued as part of the acquisition of Gold Canyon (see Note 6);
•	28,575,806 shares issued as part of the acquisition of PC Gold (see Note 6);
•	Issued 1,057,522 shares for the settlement of debt in the PC Gold acquisition;
•	Issued 42,682 shares for the settlement of debt previously held by Coastal; and
•	Paid or accrued $nil for income taxes.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

25. FAIR VALUE

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1: fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2: fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximated their fair values because of the short-term nature of these financial instruments.

The carrying values of reclamation deposit, other receivables, loans payable, and debenture liability approximated their fair values because the carrying values represented the amounts that the Company would receive or pay if those financial instruments were to settle as of December 31, 2016.

The carrying value of marketable securities was based on the quoted market prices of the shares as at December 31, 2016 and was therefore considered to be Level 1.

The carrying value of the mineral property investments was not based on observable market data and was therefore considered to be Level 3. The valuation of the mineral property investments was determined based on attributable pro-rata gold ounces for the Company’s 10% indirect interest in the Duparquet project, which formed part of the identifiable assets from the Clifton Transaction. The dollar per gold ounce paid for the acquisition of the 10% indirect interest in the Duparquet project was comparable to other gold transactions around the time of the Clifton Transaction, and as at December 31, 2016, no change in fair value was identified. Therefore, the carrying values of mineral property investments approximated their fair values.

The following table presents the Company’s fair value hierarchy for financial assets that are measured at fair value:

	December 31, 2016			December 31, 2015
		Fair value measurement			Fair value measurement
	Carrying	Level 1	Level 3	Carrying	Level 1	Level 3
Financial assets:
Marketable securities	$5,846,627	$5,846,627	$-	$8,830	$-	$8,830
Mineral property investments	4,416,780	-	4,416,780	-	-	-
Total	$10,263,407	$5,846,627	$4,416,780	$8,830	$-	$8,830

None of the Company’s financial liabilities are measured at fair value.

During the year ended December 31, 2016 there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

25. FAIR VALUE (continued)

The classification of the financial instruments as well as their carrying values as at December 31, 2016 and 2015 is shown in the table below:

At December 31, 2016
		FVTPL	Other	Total
	Loans and		Financial
	Receivables		Liabilities
Financial assets:
Cash and cash equivalents	$33,157,447	$-	$-	$33,157,447
Accounts receivable	701,246	-	-	701,246
Marketable securities	-	5,846,627	-	5,846,627
Mineral property investments	-	4,416,780	-	4,416,780
Reclamation deposit	115,474	-	-	115,474
Other receivables	739,326	-	-	739,326
Total financial assets	$34,713,493	$10,263,407	$-	$44,976,900
Financial liabilities:
Accounts payable and accrued	$-	$-	$769,675	$769,675
Loans payable	-	-	454,819	454,819
Debenture liability	-	-	2,106,371	2,106,371
Total financial liabilities	$-	$-	$3,330,865	$3,330,865

At December 31, 2015
		FVTPL	Other	Total
	Loans and		Financial
	Receivables		Liabilities
Financial assets:
Cash and cash equivalents	$683,608	$-	$-	$683,608
Accounts receivable	368,502	-	-	368,502
Marketable securities	-	8,830	-	8,830
Reclamation deposit	115,215	-	-	115,215
Other receivables	138,166	-	-	138,166
Total financial assets	$1,305,491	$8,830	$-	$1,314,321
Financial liabilities:
Accounts payable and accrued	$-	$-	$2,840,492	$2,840,492
Loans payable	-	-	1,560,073	1,560,073
Debenture liability	-	-	307,562	307,562
Total financial liabilities	$-	$-	$4,708,127	$4,708,127

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

26. FINANCIAL AND CAPITAL RISK MANAGEMENT

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, liquidity risk, and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes foreign currency risk and interest rate risk.

Foreign Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, and Mexico and a portion of the Company’s expenses are incurred in Canadian dollars (“CAD”), US dollars (“USD”), and Mexican Pesos (“MXN”). A significant change in the currency exchange rates between the Canadian, US and Mexican currencies, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2016, the Company is exposed to currency risk on the following assets and liabilities denominated in USD and MXN. The sensitivity of the Company’s net earnings due to changes in the exchange rate between the USD and MXN against the Canadian dollar is included in the table below in Canadian dollar equivalents:

	USD Amount	MXN Amount	Total
Cash and cash equivalents	$3,429,354	$16,944	$3,446,298
Receivables and prepaid expenditures	1,113,736	36,400	1,150,136
Value added tax receivable	-	67,977	67,977
Accounts payable and accrued liabilities	(82,117)	(15,869)	(97,986)
Loans payable	(454,819)	-	(454,819)
Net exposure	$4,006,154	$105,452	$4,111,606
Effect of +/- 10% change in currency	$400,615	$10,545	$411,160

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rate. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company considers this risk to be immaterial.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, receivables and value added tax receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through large Canadian financial institutions. The Company is exposed to credit risk related to receivables collectible from third party and value added tax collectible from the government of Mexico. All balances are expected to be recovered in full. The valued added tax receivable is classified as non-current due to the tax rules, and the complex and untimely collection process.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

26. FINANCIAL AND CAPITAL RISK MANAGEMENT (continued)

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2016 based on the undiscounted contractual cash flows:

	Carrying	Contractual	Less than 1	1 – 3	4 – 5	After 5
	Amount	Cash Flows	year	years	years	years
Accounts payable and accrued	$769,675	$769,675	$769,675	$-	$-	$-
Loans payable	454,819	473,554	473,554	-	-	-
Debenture liability	2,106,371	3,220,040	213,990	427,980	2,465,980	112,090
Total	$3,330,865	$4,463,269	$1,457,219	$475,066	$2,465,980	$112,090

As at December 31, 2016, the Company held cash and cash equivalents of $33,157,447 (December 31, 2015 - $683,608). The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of and retention of its mineral properties. The Company has the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty.

The Company is not exposed to any externally imposed capital requirements, nor were there changes in the Company’s approach to capital management during the year.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

27. COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The Company has commitments in respect of an office lease, site equipment leases, and liabilities assumed through its acquisitions as follows:

	Expected payments due by period as at December 31,
	Less than	1 – 3	4 – 5	After 5
	1 year	years	years	years
Office premises (PC Gold acquisition)	$70,630	$47,086	$-	$-
Equipment leases (Gold Canyon acquisition)	14,972	-	-	-
Repayments:
First Majestic Silver Corp. – loans payable	473,554	-	-	-
Kesselrun Resources Ltd. – debenture	213,990	427,980	2,465,980	112,090
Total	$773,146	$475,066	$2,465,980	$112,090

The Company has a sub-lease agreement for the use of office premises in Toronto, Ontario, for $4,000 per month until October 30, 2018. The total sub-lease payments committed is $48,000 for the first year from December 31, 2016, and $40,000 for the remainder of the agreement.

CONTINGENCY

On June 16, 2016, the Company assumed control of the business and assets of Tamaka as a result of an amalgamation between Tamaka and a wholly owned subsidiary of the Company. Tamaka was a party to three debentures with an aggregate principal amount of approximately $2.1 million the "Debentures"), payable to Kesselrun Resources Ltd. (“Kesselrun”) (TSXV: KES). Kesselrun has commenced an action before the Ontario Superior Court alleging that the debentures were required to be converted into common shares of the Company as a result of the amalgamation transaction with Tamaka and is seeking an order for, among other things, the issuance to Kesselrun of shares of First Mining or, in the alternative, damages. The Company disagrees with this position and takes the position that the Debentures have not been converted and remain outstanding.

The Company has engaged legal counsel and at this time cannot definitively predict the outcome of this dispute. In the event that Kesselrun prevails, the primary relief sought by Kesselrun would be to convert the full amount of the Debentures principal, amounting to approximately $2.1 million, into approximately 5.6 million of the Company’s common shares, which had a fair market value of approximately $4.8 million as at December 31, 2016.

28. SUBSEQUENT EVENTS

a) Acquisition of GoldON Property and Central Duparquet Property

Subsequent to December 31, 2016, the Company entered into asset purchase agreements to purchase certain mineral claims located in Ontario and Quebec. The first agreement is with GoldON Resources Ltd., and the Company has agreed to acquire five unpatented mining claims located near Pickle Lake, Ontario in exchange for 200,000 common shares of the Company. The second agreement is with a private individual, and the Company has agreed to acquire eighteen mining claims located in the Township of Duparquet, Quebec in exchange for $250,000 and 2,500,000 common shares of the Company.

The Company acquired these mineral claims for strategic reasons as they are contiguous or close to other mineral properties currently owned by the Company.

FIRST MINING FINANCE CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars unless otherwise noted)

28. SUBSEQUENT EVENTS (continued)

b) Exercise of Warrants and Share Options

Subsequent to December 31, 2016, a total of 845,263 warrants of the Company were exercised for gross proceeds of $173,122, and a total of 483,234 share options of the Company were exercised for gross proceeds of $179,002.

c) Share Option Grants

Subsequent to December 31, 2016, the Company has granted 10,630,000 share options to Directors, Officers, employees and consultants of the Company under the terms of its stock option plan. The share options have an exercise price of $0.85 per share and are exercisable for a period of five years from the grant date.